UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL —
RETAIL CENTERS OF AMERICA, INC.

(Name of Subject Company)

AMERICAN REALTY CAPITAL —
RETAIL CENTERS OF AMERICA, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Chief Executive Officer and President
American Realty Capital — Retail Centers of America, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Mini-Tender”) by Coastal Realty Business Trust (an entity where MacKenzie Capital Management, LP is the manager, trustee or general partner, collectively “MacKenzie” or the “Offerors”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of American Realty Capital — Retail Centers of America, Inc., a Maryland corporation (the “Company”), at a price equal to $5.50 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offerors with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (the “Offer to Purchase”).

AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS (THE “STOCKHOLDERS”) REJECT THE MINI-TENDER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office is as follows:

American Realty Capital — Retail Centers of America, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500

This Schedule 14D-9 relates to the Common Stock, of which there were 99,268,676 shares outstanding as of December 15, 2016.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Mini-Tender by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 1,000,000 shares of Common Stock at the Offer Price pursuant to its Offer to Purchase. Unless the Mini-Tender is extended by the Offerors, the Mini-Tender will expire at 11:59 p.m., Pacific Time, on January 24, 2017.

According to the Offerors’ Schedule TO, the business address and telephone number for the Offerors is 1640 School Street, Moraga, CA 94556, telephone: (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2016, and in the sections entitled “The Merger — Interests of the AFIN Advisor and the RCA Advisor and RCA’s Directors and Executive Officers in the Merger,” “The Merger — Potential Conflicts” and “The Merger — Security Ownership of RCA’s Directors and Executive Officers and Current Beneficial Owners” in the Company’s definitive proxy statement filed with the SEC on December 16, 2016.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Company’s board of directors, in consultation with the Company’s advisor, has reviewed the terms of the Mini-Tender, considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and evaluated various relevant and material factors in light of the Company’s board of directors’ knowledge of the Company’s business, financial condition, portfolio of properties, strategies and future prospects, including but not limited to the Company’s previous announcement that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with, among others, American Finance Trust, Inc. (“AFIN”) providing for the merger of the Company into Genie Acquisition, LLC (the “Merger Sub”), a wholly-owned subsidiary of AFIN (the “Merger”), subject to various conditions, including approval by the stockholders of the Company and the stockholders of AFIN. Based on its review, the board of directors has unanimously determined that the Mini-Tender is not advisable and is not in the best interests of the Company or its Stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE MINI-TENDER AND NOT TENDER THEIR SHARES FOR PURCHASE BY THE OFFERORS PURSUANT TO THE OFFER TO PURCHASE.

The Company’s board of directors cautions that each Stockholder must individually evaluate whether to tender his, her or its shares of Common Stock to the Offerors pursuant to the Offer to Purchase and that an individual Stockholder may determine whether to tender based on, among other things, his, her or its individual liquidity needs. Stockholders should consult with their financial or tax advisor when considering the Mini-Tender. The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have limited alternatives available to sell some of or all their Common Stock. If the Merger is completed, Stockholders are expected to be entitled to participate in AFIN’s share repurchase program, which provides for limited repurchases funded solely with proceeds from AFIN’s distribution reinvestment plan. As previously announced, for the calendar year ending December 31, 2016, repurchases will be limited to a maximum of 5.0% of the weighted average number of shares of common stock outstanding during the year ended December 31, 2015. For each fiscal semester following December 31, 2016, repurchases during each fiscal semester will be limited to a maximum of 2.5% of the weighted average number of shares of common stock outstanding during the prior fiscal semester.

The Company’s board of directors suggests Stockholders carefully consider all the factors discussed below and in the Offer to Purchase before deciding to participate in the Mini-Tender.

(b) Reasons for the Recommendation.

•	The Board believes that the benefits that stockholders receive from the proposed Merger would be greater than the benefits of the Mini-Tender. The benefits of the Merger include:
º	The per share consideration in the Merger is expected to be higher than the Offer Price. Based on the AFIN Estimated Per-Share NAV[1], the value of the AFIN Common Stock received would be $9.31, which would result in total consideration of $10.26 (the “Estimated Merger Consideration”) for each share of Company common stock. The Offer Price of $5.50 is $4.76 less than the Estimated Merger Consideration.

[1]	On March 18, 2016, AFIN announced that its independent directors, comprising a majority of the board of directors, unanimously approved an estimated per-share net asset value of its Common Stock equal to $24.17 as of December 31, 2015 (the “AFIN Estimated Per-Share NAV”).

The AFIN Estimated Per-Share NAV takes into consideration the appraisals of AFIN’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by AFIN’s board of directors and is based on certain assumptions and subject to certain limitations all discussed in AFIN’s filing with the SEC on Form 8-K dated March 18, 2016.

AFIN will continue to publish an updated AFIN Estimated Per-Share NAV on at least an annual basis. Any updated AFIN Estimated Per-Share NAV may be higher or lower than $24.17 per share.

▪	On September 7, 2016, the Company announced that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock, excluding shares owned by AFIN, the Merger Sub or any of their respective subsidiaries, will be converted into the right to receive 0.385 shares of AFIN common stock and $0.95 in cash.
▪	The completion of the Merger is subject to various conditions, including, among other things, approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of not less than a majority of the votes cast by the holders of AFIN’s common stock provided that a quorum is present at the special meeting to be held on February 13, 2017, the approval of the Merger by the affirmative vote of holders of a majority of the Company’s common stock entitled to vote at the special meeting to be held on February 13, 2017 and the approval of AFIN’s common stock for listing on the New York Stock Exchange, although AFIN’s common stock is not required to be listed upon the effective time of the Merger. Moreover, each party’s obligation to consummate the Mergers is subject to certain other conditions, including the accuracy of the other party’s representations and warranties (subject to customary qualifications) and the other party’s material compliance with its covenants and agreements contained in the Merger Agreement.
º	the receipt of shares of AFIN common stock as part of the RCA merger consideration, which provides RCA stockholders the opportunity to participate in the future growth of the combined company and is expected to provide a number of significant potential strategic opportunities and benefits, including diversified property type, asset class, tenant base and geography;
º	the cash payment to stockholders of $0.95 in cash per share;
º	the per share distribution following closing equivalent to the cash per share distribution stockholders currently receive on an annual basis;
º	the expected strengthening of the safety of distributions to stockholders and lower market cycle risk;
º	the lower cost of capital of the combined company as a result of its increased scale which better positions the company for future liquidity opportunities; and
º	the significant cost savings and synergies estimated at $10.9 million for shareholders of the combined company through a reduction in asset management fees and duplicative general and administrative costs.
•	The Board believes the Offer Price is significantly less than the current and potential value of the Company’s Common Stock, even if the Merger is not consummated. On March 11, 2016, the Company announced that its independent directors, comprising a majority of the board of directors, unanimously approved an estimated per-share net asset value of its Common Stock equal to $9.00 as of December 31, 2015 (the “Estimated Per-Share NAV”). The Offer Price of $5.50 is $4.50 less than the Estimated Per-Share NAV. This translates to a discount of 39% to the Estimated Per-Share NAV.

As previously disclosed to Stockholders, the Estimated Per-Share NAV takes into consideration the appraisals of the Company’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the board of directors and is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing with the SEC on Form 8-K dated March 11, 2016. The Company will continue to publish an updated Estimated Per-Share NAV on at least an annual basis. Any updated Estimated Per-Share NAV may be higher or lower than $9.00 per share.

•	The Offerors established a low Offer Price to meet its own business objectives. The Offerors acknowledge that in establishing the Offer Price of $5.50 per share, they are motivated to establish the lowest price which might be acceptable to Stockholders consistent with their objectives. The

Offerors state that they have not made an independent appraisal of the Company’s Common Stock or its properties, and are not qualified to appraise real estate. The Offerors further state that they have applied a discount to the estimated per share value with the intention of making a profit by holding on to the shares until the Company is liquidated, hopefully at close to the full estimated liquidation value of the shares.
•	Stockholders participating in the Mini-Tender would lose the current and potential future value in the Company’s Common Stock. The Company currently pays distributions at an annualized rate of $0.64 per share, which equates to an annualized yield equal to 7.11% per share based on the most recent Estimated Per-Share NAV. Although the board of directors cannot provide any guarantee that the Company will maintain its rate of distributions in the future, Stockholders who choose to participate in the Mini-Tender by selling their shares to the Offerors will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Mini-Tender. In addition, Stockholders who choose to participate in the Mini-Tender will lose their ability to benefit from any appreciation in the price of the Company’s Common Stock.
•	There is no guarantee that the Mini-Tender can or will be completed as soon as the Offerors imply. The earliest that the Mini-Tender expires is January 24, 2017. This date may, however, be extended by the Offerors in their sole discretion. In addition, if more than 1,000,000 shares of Common Stock are validly tendered in the Mini-Tender and not withdrawn, the Offerors will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.
•	The Mini-Tender may be amended. The Offerors expressly reserve the right, in their sole discretion, to amend the terms of the Mini-Tender in any respect, including by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law (including Rule 14d-4(c)), the Offerors do not have an obligation to publish, advertise or otherwise communicate the public announcement, other than by issuing a press release.

IN LIGHT OF THE REASONS CONSIDERED ABOVE, THE COMPANY’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MINI-TENDER IS NOT ADVISABLE AND IS NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS STOCKHOLDERS.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Mini-Tender on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Mini-Tender. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Mini-Tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Mini-Tender.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Mini-Tender that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Mini-Tender which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal securities laws. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations include, among others, include, among others, the risk that the Company may not be able to complete the Merger within the expected time period or at all, due to various reasons, including, but not limited to, the failure to obtain approval by the Company’s stockholders and the stockholders of AFIN; the substantial expenses expected to incurred by the Company and AFIN related to the Merger, whether or not consummated; and the risk that the combined company may be unable to realize the anticipated benefits of the Merger or do so within the anticipated time frame. Other factors and risks that could cause actual results to differ materially from expectations include are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2016, its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, the Company’s proxy statement filed on December 16, 2016 and the Company’s future filings.

The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to American Realty Capital — Retail Centers of America, Inc. Stockholders, dated January 3, 2017
(a)(2)	Definitive Proxy Statement on Schedule 14A, filed on April 29, 2016*
(a)(3)	Definitive Proxy Statement on Schedule 14A, filed on December 16, 2016**

*	The sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” and “Certain Relationships and Related Transactions” are incorporated by reference herein.
**	The sections entitled “The Merger — Interests of the AFIN Advisor and the RCA Advisor and RCA’s Directors and Executive Officers in the Merger,” “The Merger — Potential Conflicts” and “The Merger — Security Ownership of RCA’s Directors and Executive Officers and Current Beneficial Owners” are incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2017

By:	/s/ Katie P. Kurtz Name: Katie P. Kurtz Title: Chief Financial Officer, Treasurer and Secretary